

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via Email
Haruyuki Urata
Chief Financial Officer
ORIX Corporation
Mita NN Building
4-1-23 Shiba
Minato-ku
Tokyo 108-0014
Japan

> **Re: ORIX Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 24, 2011**
> **File No. 001-14856**

Dear Mr. Urata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

Outside Japan, page 35

1. You have disclosed on page 35 that certain regulations promulgated under the Dodd-Frank Act may affect ORIX USA's business operations. Please expand your disclosure in future filings to explain in further detail how the Dodd-Frank Act is expected to affect

> your business operations and provide quantitative information in future filings to the extent reasonably known.

Details of Operating Results, page 50

Asset quality, page 55

Direct Financing Leases, page 55

2. We note that you believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that your allowance for doubtful receivables was adequate as of March 31, 2011. We also note that you discuss the adequacy of your allowance in the last paragraph on page F-16. Please revise future filings to discuss the "appropriateness" of your allowance for doubtful receivables, instead of the adequacy. For example, your disclosure on page 55 should state, if true, you believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that your allowance for doubtful receivables was "appropriate" as of March 31, 2011.

Financial Statements and Notes

Note 1 – Significant Accounting and Reporting Policies, page F-13

(e) Recognition of revenues, page F-14

Leases, page F-14

(2) Recognition of revenues for operating leases, page F-15

3. We note that where the company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses from such disposition are separately disclosed as gains and sales of real estate under operating leases. Please tell us how you analyzed the guidance in ASC 840-20-40-3 through 40-5 as it stipulates that if the seller or any party related to the seller retains substantial risks of ownership in the leased property the sale of the property subject to an operating lease shall be accounted for as a borrowing as opposed to a sale.

Non-accrual policy, page F-15

4. We note that the disclosures required by ASC 310-10-50-6 are required to be provided by class of financing receivable. We note that in certain cases, the policies disclosed are

summarized, and it is unclear whether the policy applies to each of your classes. For example, please clarify in future filings whether your non-accrual and interest recognition policies disclosed on page F-15 apply to each class of your receivables.

Note 2 – Fair Value Measurements, page F-27

Real Estate collateral-dependent loans, page F-35

5.   We note you may use third party appraisals in determining the collateral underlying your real estate collateral dependent loans, your investments in operating leases and other operating assets, and your land and buildings undeveloped or under construction. Please consider disclosing:
- Whether you make any adjustments to the appraisals and why;
- Type of appraisal, such as "retail value" or "as is" value; and
- The steps you take between appraisal dates to ensure the value recorded for the assets is appropriate.

6.   We note your disclosure on page F-45 that for all portfolio segments, you charge-off doubtful receivables when the likelihood of any future collection is minimal based upon the evaluation of the debtor's creditworthiness and liquidation status of the collateral. Please tell us how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, please clarify whether the partially charged-off loans are returned to performing status or whether they remain classified and accounted for as non-performing and/or impaired.

7.   You disclosed on page F-47 that loans to consumer borrowers, including housing loans and other, are impaired when terms of these loans are modified in troubled debt restructurings. To the extent material, please tell us the amount of loans that have been modified for the periods presented, discuss the circumstances in which you modify loans, and provide a description of the key features of the loan modification program(s) you follow, including whether the programs are government sponsored or your own.

Note 25 – Write-downs of Long-Lived Assets, page F-97

8.   We note that you recognized ¥8.4 billion of write-downs for long lived assets, including land and buildings undeveloped or under construction. Please explain to us, and revise future filings, to discuss the events and circumstances that led to the write down of these assets. To the extent third party appraisals or sales of similar assets were not used in determining the fair value of the buildings that were undeveloped or under construction, please expand your disclosure in future filings to discuss how the value of such assets were determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant